Filed pursuant to Rule 433
Free Writing Prospectus dated April 29, 2016
Registration Statement No. 333-201927-05

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet — April 29, 2016
$750,000,000 5.875% Senior Notes due 2026

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated April 29, 2016, to the accompanying Prospectus dated March 12, 2015, filed as part of Registration Statement No. 333-201927-05, as amended by Post-Effective Amendment No. 1 thereto.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)
Title of Securities:	5.875% Senior Notes due 2026 (the “Notes”)
Aggregate Principal Amount:	$750,000,000
Distribution:	SEC Registered
Gross Proceeds:	$750,000,000
Net Proceeds (after underwriting discounts and commissions):	$740,625,000
Maturity:	September 15, 2026
Issue Price:	100%, plus accrued interest, if any, from May 13, 2016
Coupon:	5.875%
Yield to Maturity:	5.875%
Spread to Maturity:	+404 bps
Benchmark:	1.625% due February 15, 2026

Interest Payment Dates:	March 15 and September 15
Record Dates:	March 1 and September 1
First Interest Payment Date:	September 15, 2016
Optional Redemption:

Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Notes at its option prior to September 15, 2021.

The Issuer may, at its option, redeem some or all of the Notes at any time on or after September 15, 2021 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on September 15 of each of the years indicated below:

	Year	Percentage
	2021	102.938%
	2022	101.958%
	2023	100.979%
	2024 and thereafter	100.000%
Optional Redemption with Equity Proceeds:

At any time on or prior to September 15, 2019, the Issuer may, at its option, on one or more occasions, redeem up to 40% of the aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings, at a price equal to 105.875% of the aggregate principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to September 15, 2021, the Issuer may redeem some or all of the Notes at a price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

Change of Control:	Upon certain change of control events, the Issuer must offer to repurchase the notes at 101% of principal amount plus accrued and unpaid interest, if any, to the purchase date.
Trade Date:	April 29, 2016
Settlement Date:	May 13, 2016

Extended Settlement:

Delivery of the Notes will be made against payment therefor on May 13, 2016, which will be the tenth business day following the date of pricing of the Notes, or “T+10.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP/ISIN Numbers:	911365 BE3 / US911365BE34
Bookrunners:

Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. PNC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), as amended by Post-Effective Amendment No. 1 thereto, for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting BofA Merrill Lynch via phone at (800) 294-1322, via mail at 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department, or via email at dg.prospectus_requests@baml.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.